Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

(1) PROPOSAL FOR THE PRIVATISATION OF ONECONNECT FINANCIAL
TECHNOLOGY CO., LTD. BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES ACT)

AND

(2) PROPOSED WITHDRAWAL OF LISTING OF

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

SATISFACTION OF THE PRE-CONDITION

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

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References are made to (1) the announcement dated May 15, 2025 jointly issued by the Offeror and the Company in relation to, among other things, the Proposal and the Scheme (the “Rule 3.5 Announcement”), (2) the announcement dated May 16, 2025 issued by the Company in relation to the appointment of the Independent Financial Adviser, (3) the announcement dated June 5, 2025 in relation to the delay in despatch of scheme document (the “Delay in Despatch Announcement”) and (4) the announcement dated June 24, 2025 in relation to the additional non-binding letter of support. Unless otherwise defined, capitalized terms used in this announcement have the same meanings as those defined in the Rule 3.5 Announcement.

SATISFACTION OF THE PRE-CONDITION

As disclosed in the Rule 3.5 Announcement, the making of the Proposal is, and the implementation of the Proposal and the Scheme will be, conditional upon the Pre-Condition set out in the section headed “Pre-Condition of the Proposal” in the Rule 3.5 Announcement being satisfied on or before the Pre-Condition Long Stop Date.

Since the publication of the 3.5 Announcement, steps have been taken to satisfy the Pre- Condition, which requires the Offeror to receive the approval of the declaration of undertakings- concentration in respect of the Scheme from the State Administration for Market Regulation on terms satisfactory to the Offeror, or the statutory review period pursuant to Anti-Monopoly Law, including any extension of such period, having lapsed. On July 9, 2025, the approval from the State Administration for Market Regulation in relation to the declaration of undertakings-concentration in respect of the Scheme was obtained.

Accordingly, as of the date of this joint announcement, the Pre-Condition has been satisfied. With the Pre-Condition having been satisfied, the implementation of the Proposal is only subject to the satisfaction or waiver (as applicable) of the Conditions, which include, amongst others, the approval of the Scheme at the Court Meeting and the Grand Court’s sanction of the Scheme.

UPDATE ON THE STATUS OF THE SCHEME DOCUMENT

As disclosed in the Delay in Despatch Announcement, pursuant to Rule 8.2 of the Takeovers Code, an application has been made to the Executive for consent. The Executive has granted consent for an extension to the time limit for despatching the Scheme Document to a date no later than October 31, 2025.

The Company and the Offeror are in the course of preparing the Scheme Document and other relevant documents for submission to the Grand Court. Further announcement(s) on the status and progress of the Proposal and the Scheme and the despatch of the Scheme Document will be made in accordance with the Listing Rules and the Takeovers Code (as the case may be) as and when appropriate.

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Warning: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders, ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, July 9, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non- executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Sing Yip, Mr. Chu Yiyun, Mr. Liu Hong, Mr. Ng Kong Ping Albert, Mr. Jin Li and Mr. Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

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The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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